

This Form CB contains 5 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒


RECD S.E.C.
AUG 0 1 2003
1086

Seat Pagine Gialle S.p.A / It
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Silver S.p.A. ("Silver")
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

n/a
(CUSIP Number of Class of Securities (if applicable))

Marco Beatrice
Seat Pagine Gialle S.p.A.
Via Aurelio Saffi, 18
10138 Turin (Italy)
+39-02 011 4351

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Piero Canzani
Sole Administrator
Silver S.p.A.
Viale Bianca Maria, 25
20100 Milan (Italy)
+39-02 78 4146

Luigi L. De Ghenghi
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Silver's press release relating to the purchase by Silver of ordinary shares equivalent to around 61.5% of the newly incorporated company which will benefit from the partial proportional de-merger of Seat Pagine Gialle S.p.A. and subsequent mandatory public tender offer.

(b) Not applicable

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X is being filed concurrently by Silver S.p.A. with the Commission.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0	Silver's press release relating to the purchase by Silver of ordinary shares equivalent to around 61.5% of the newly incorporated company which will benefit from the partial proportional de-merger of Seat Pagine Gialle S.p.A. and subsequent mandatory public tender offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Silver S.p.A.



By: ______________________

Name: Piero Canzani

Title: Sole Administrator

Date: August 1, 2003

EXHIBIT 1.0

Silver S.p.A.
Viale Bianca Maria, 25
20100 - MILAN

PRESS RELEASE

Purchase by Silver S.p.A. of ordinary shares equivalent to around 61.5% of the newly incorporated company which will benefit from the partial proportional de-merger of Seat Pagine Gialle S.p.A. and subsequent mandatory public tender offer.

Milan, 31 July 2003. With reference to the press release in which, on the 10 June 2003, Silver S.p.A. informed the market that (i) it had entered into a share purchase agreement with Telecom Italia S.p.A. to purchase from the latter and from another two companies of the Telecom Italia group ordinary shares equivalent to around 61.5% of the share capital of the new Seat Pagine Gialle S.p.A., a newly incorporated company which is the beneficiary of the partial proportional de-merger of the original Seat Pagine Gialle S.p.A. (the name of which will be assumed by the beneficiary company) and (ii) that dependent on completing the purchase of the aforesaid holding, it would be obliged to promote in accordance with Italian law a mandatory public tender offer on the remaining ordinary shares in the same beneficiary company at a price of € 0,598 per share.

In this regard, we notify that the transfer to Silver S.p.A. of the aforesaid holding in company capital of the beneficiary company is dependent (i) upon the de-merger deed being entered in the Companies' Register and (ii) upon admitting the ordinary shares and savings shares of the beneficiary company to official quotation on the Italian Stock Exchange and upon the start of trading in these securities.

As notified in the press release dated 25 July 2003 from the original Seat Pagine Gialle it is anticipated that entering the de-merger deed with the Companies' Register will take place on 1 August 2003 and that trading on the Italian Stock Market of securities of the new Seat Pagine Gialle will start on 4 August 2003.

In consideration of the above, we advise that – on the premise that the above conditions have been met within the deadlines indicated above – transfer to Silver S.p.A. of the shares of the new Seat Pagine Gialle S.p.A. shall take place, subject to any amendment which the parties might agree upon, on 8 August 2003.

It is also confirmed that – further to and dependent on the aforesaid transfer being completed - Silver S.p.A., in compliance with the provisions of art. 106, para. 1 of the Italian Legislative Decree n. 58/1998, shall, within the next thirty days, promote a mandatory public tender offer on all outstanding ordinary shares of the new Seat Pagine Gialle S.p.A. at the price of Euro 0,598 for each ordinary share, which – bearing in mind the guidelines expressed by CONSOB in similar cases – is equivalent to the average price per share agreed by Silver S.p.A. with Telecom Italia S.p.A. for purchase of shares in the new Seat Pagine Gialle S.p.A.

The aforesaid mandatory public tender offer shall be governed by Italian law. With reference to the United States, the intention is to make available the mandatory public tender offer in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange Act of 1934, as amended.